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Filed by IMC Global Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: IMC Global Inc.
Subject Company's Exchange Act File No.: 1-9759

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition ("Cargill") and IMC Global Inc. ("IMC"), including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill's and IMC's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials. Additional factors that could cause IMC's results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Report on Form 10-K of IMC filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov).

        Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Pritchard, or by telephone at (847) 739-1200, email: dapritchard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

        The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding IMC's directors and executive officers is available in its proxy statement filed with the SEC on April 11, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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Cargill Crop Nutrition—IMC Global
Fact Sheet

Parties	Cargill Crop Nutrition (business unit of privately held Cargill, Incorporated)	IMC Global Inc. (NYSE: IGL)
Company Description
Cargill Crop Nutrition is a business unit of Cargill, Incorporated, an international provider of food, agricultural and risk management products and services. Cargill Crop Nutrition is one of the world's leading producers of phosphate and is one of the few industry players that is vertically integrated from one end of the fertilizer value chain to the other.
One of the largest producers and marketers of processed phosphates and potash crop nutrients for world agriculture and a leading provider of feed phosphate ingredients for the animal nutrition industry.
Headquarters	15615 McGinty Road West Wayzata, MN 55391 Tel: (952) 742.7575	100 South Saunders Rd. Lake Forest, IL 60045 Tel: (847) 739.1200
Fiscal year ends	May 31	December 31
Employees	3,200	5,000
LTM Sales	$2.0 billion	$2.1 billion

Key Transaction Items	•	Summary: Formation of new, NYSE-listed public company ("NewCo")
• Merger of IMC with NewCo sub
• Contribution of equity interests of Cargill Crop Nutrition by Cargill and related entities to NewCo
	•	IMC Shareholders to Receive: 1 NewCo Common share per IMC Common share; 1 NewCo Preferred share per IMC Preferred share
	•	Equity Ownership Split: 66.5% Cargill, Incorporated; 33.5% IMC Global shareholders
	•	Structure: Tax free transaction to IMC shareholders
	•	Approvals: Subject to IMC Global shareholder vote, regulatory and other customary approvals
	•	Expected close: Summer 2004
Deal Rationale
	•	Creates leading, publicly traded global crop nutrient company better positioned to deliver customer and shareholder value
	•	IMC shareholders retain investment in a stronger public company as global agriculture fundamentals improve
	•	Significant run-rate synergies of $145 million annually with excellent prospects for ongoing cost reductions
	•	Immediately accretive to IMC EPS with improving earnings and cash flow over medium-term through synergy realization and expanded growth opportunities
	•	Strong financial profile
	•	Enhanced financial flexibility with improved credit profile and coverage ratios
	•	IMC's leading domestic phosphate and potash businesses will be combined with Cargill's largely international franchise to form stronger and broader global platform

	•	Expanded production capabilities coupled with a worldwide Cargill distribution platform in three key geographies of North America, South America, and Asia, including key growth markets of Brazil and China
	•	More diversified product mix includes all three primary nutrients: phosphate and feed phosphates, potash and nitrogen
	•	Transaction creates company better able to compete globally after severe impact of market downturn
NewCo Financial Profile (see Note for definitions)	LTM Sales—$4.1 billion LTM EBITDA—$440 million (pre-synergies) LTM EBITDA—$585 million (w/run-rate synergies of $145 million) Total Assets—$5.4 billion Total Debt—$2.2 billion

	Product	Short Tons	World Capacity %	Number of Locations
NewCo global product capacities and number of locations	Phosphates Potash	13 MM 10 MM	14.4 15.5	7 6

NewCo management and Board structure	•	Cargill, Incorporated EVP Fritz Corrigan to be President and CEO. Other senior management and new company name to be announced at later date.
	•	11-member Board of Directors — seven appointed by Cargill, Incorporated (including the Chairman); four appointed by IMC Global during standstill period. Six to be independent.
	•	Application to be made for listing on the NYSE.

Website	www.cargillfertilizer.com www.cargill.com	www.imcglobal.com
Advisors	Merrill Lynch & Co. acted as financial advisor; Dorsey & Whitney LLP and Mayer, Brown, Rowe & Maw LLP acted as legal advisors.	Goldman, Sachs & Co. and JP Morgan Chase acted as financial advisors; Sidley Austin Brown & Wood LLP acted as legal advisor.

Note: LTM financials for IMC are for the period ended September 2003. IMC EBITDA is defined as operating earnings from continuing operations plus depreciation, depletion and amortization. LTM financials for Cargill based on unaudited financial results for the period ended November 2003. Cargill EBITDA is defined as earnings from continuing operations before interest expense, income taxes, depreciation, and amortization. Cargill EBITDA as shown here includes equity earnings (approximately $20 million) and 50% of Saskferco EBITDA (approximately $28 million). For accounting purposes, Cargill accounts for Saskferco under the equity method. Balance sheet amounts do not reflect potential purchase accounting or other transaction adjustments and are as of September 30, 2003 for IMC and November 30, 2003 (unaudited) for Cargill.

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Cargill Crop Nutrition—IMC Global Fact Sheet